Room 4561

      April 27, 2006

Anthony Shupin
President and Chief Executive Officer
Digital Descriptor Systems, Inc.
2150 Highway 35, Suite 250
Sea Girt, NJ  08750


      Re:	Digital Descriptor Systems, Inc.
		Form 10-KSB for year ended December 31, 2005
		Filed April 17, 2006
   File No. 000-26604

Dear Mr. Shupin:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Tell us how you considered amending your Forms 10-QSB for the quarters ended March 31, 2004, June 30, 2004, September 30, 2004, March 31, 2005, June 30, 2005 and September 30, 2005 to restate your financial statements to properly reflect the embedded derivatives associated with your convertible debentures and the change in fair values of such instruments. Alternatively, tell us how you considered including quarterly financial information in the financial statement footnotes to your Form 10-KSB, which show the previously reported information and the restated information with a detailed explanation for the restatement. Please advise.

Item 8A.  Control and Procedures

Evaluation of Disclosure Controls and Procedures
2. We note your disclosures with regards to the Company`s evaluation of disclosure controls and procedures, where you state, "...Our Chief
Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic reports that are filed with the Securities and Exchange Commission."
Your conclusion is more limited than what is called for under Rule 13a-15(e) of the Exchange act. The rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commissions rules and forms" and to ensure that "information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer`s management ...as appropriate to allow timely decisions regarding required disclosure." Please revise your disclosures to confirm, if true, that your disclosure controls and procedures were effective in meeting these requirements.
3. You also indicate that "It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote". Tell us how you determined that this statement complies with the requirements SEC
Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm as your disclosures appear to qualify your review.
4. We note your disclosure that "[t]here have been no significant changes in [y]our internal controls or in other factors that could significantly affect internal controls subsequent to the date of [your] last evaluation." Please note that Item 308 of Regulation S-B requires the disclosure of "any" change in your internal controls that occurred "during [your] last fiscal quarter" that has "materially affected, or is reasonably likely to materially affect," your internal controls. In light of the foregoing, please advise us with respect to changes in your internal controls for the quarter ended December 31, 2005. Please also confirm to us that you will consider this comment in preparing future periodic reports.




Report of Independent Registered Public Accounting Firm, pages 1
and
2
5. We note that the opinions provided by both Bagell, Josephs, Levine
& Company LLC (Bagell) and Rosenberg Rich Baker Berman & Company (Rosenberg) include a reference to the balance sheet as of December
31, 2005 and the related statements of operations, stockholders` impairment and cash flows for the year then ended. Help us understand why both Bagell and Rosenberg provided audit opinions related to the financial statements for the same period (i.e. December 31, 2005) or amend your Form 10-KSB accordingly.

* * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Patrick Gilmore at (202) 551-3406 or me at
(202)
551-3730 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,



							Kathleen Collins
							Accounting Branch Chief



Mr. Anthony Shupin
Digital Descriptor Systems, Inc.
April 27, 2006
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